Filed pursuant to Rule 424(b)(3)
Registration No. 333-259398
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated March 16, 2022)

Rockley Photonics Holdings Limited
Up to 52,769,431 Ordinary Shares
(including Ordinary Shares issuable upon the exercise of warrants and options)

Up to 5,450,000 Warrants

This prospectus supplement supplements the prospectus dated March 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259398). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in (i) our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2022 (the “Quarterly Report”) and (ii) our Current Report on Form 8-K, filed with the SEC on May 12, 2022 (the “Current Report”). Accordingly, we have attached the Quarterly Report and the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance from time to time of up to 721,070 of our ordinary shares, nominal value $.000004026575398 per share (“Ordinary Shares”) exercisable upon the exercise of options to acquire Ordinary Shares. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees, or other successors in interest, including those who receive any of the shares as a gift, pledge, distribution, redemption, repurchase, cancellation, or other non-sale related transfer (the “selling securityholders”) of up to 52,048,361 Ordinary Shares and 5,450,000 warrants, which includes (i) up to 2,987,500 shares held by certain persons and entities (the “Original Holders”) holding Ordinary Shares initially purchased by SC Health Holdings Limited (the “Sponsor”) in a private placement in connection with the initial public offering (the “IPO”) of SC Health Corporation (“SC Health”) and 2,500,000 shares held by RP Bridge LLC and ROC SPV XIV LLC (“collectively, the “Sponsor Lenders” and, together with the Sponsor, the “Sponsor-Related Holders”) (ii) 5,450,000 Ordinary Shares issuable upon the exercise of warrants held by the Sponsor-Related Holders, and (iii) 41,110,861 shares held by certain affiliates and former affiliates of the Company (collectively, the “Securities”).
Our Ordinary Shares and warrants to purchase Ordinary Shares (the “Public Warrants”) are listed on the New York Stock Exchange under the symbols “RKLY” and “RKLY.WS,” respectively. On May 11, 2022, the closing price of our Ordinary Shares was $2.80 per share, and the closing price for our Public Warrants was $0.40 per warrant. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 8-K
____________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 12, 2022
____________________________

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)
 ____________________________

Cayman Islands	001-40735	98-1644526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom (Address of principal executive offices)		WA14 2DT (Zip Code)
+44 (0) 1865 292017
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
 ____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary shares, $0.000004026575398 par value per share	RKLY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

Private Placement of Convertible Senior Secured Notes due 2026 and Warrants

Subscription Agreement
On May 12, 2022, Rockley Photonics Holdings Limited (the “Company”), together with its subsidiaries named therein, entered into a subscription agreement (the “Subscription Agreement”) with the subscribers listed therein (the “Purchasers”), relating to the sale by the Company to the Purchasers of $81.5 million aggregate principal amount of Convertible Senior Secured Notes due 2026 (the “Notes”) and warrants to purchase 26.5 million Rockley ordinary shares (the “Warrants”) at an exercise price of $5.00 per share, subject to certain anti-dilution adjustments. The Company has also granted the Purchasers an option to purchase up to an additional $81.5 million aggregate principal amount of Notes and Warrants for a period of 12 months following the date that a registration statement covering the ordinary shares issuable upon conversion of the Notes and upon exercise of the Warrants becomes effective. The Notes will initially be guaranteed by Rockley Photonics, Inc., Rockley Photonics Limited, Rockley Photonics Ireland Limited and Rockley Photonics Oy, each a wholly owned subsidiary of the Company (the “Guarantor Subsidiaries”). The Notes will also be guaranteed by the Company’s future subsidiaries (other than subsidiaries treated as excluded entities). The transactions contemplated by the Subscription Agreement (the “Transactions”) are expected to close on or about May 23, 2022 (the date on which the closing occurs, the “Closing”), subject to obtaining the approval of the New York Stock Exchange and satisfaction of customary closing conditions set forth in the Subscription Agreement.

Indenture and Issuance of Convertible Notes
The Notes will be governed by an indenture (the “Indenture”) among the Company, the Guarantor Subsidiaries, as guarantors, and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”). The Notes will be senior secured obligations of the Company and the Guarantor Subsidiaries secured by substantially all assets of each of the Company and each Subsidiary Guarantor. Interest on the Notes will be payable quarterly in arrears at a rate of 9.5% per annum if paid in cash or, subject to the satisfaction of certain conditions, at a rate of 12.0% per annum payable at a rate of 5.75% per annum in cash and 6.25% per annum through the issuance of additional Notes (“PIK Interest”), which will also bear interest. Interest on the Notes will be payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing on August 15, 2022. The Notes will mature on May 15, 2026 (the “Maturity Date”) unless redeemed, repurchased or converted in accordance with their terms prior to such date.

The Notes will be convertible at an initial conversion price equal to $3.08 per ordinary share of the Company (the “Conversion Price”), $0.000004026575398 par value per share (the “Ordinary Shares”). Holders of the Notes will have the right to convert all or a portion of their Notes at any time prior to close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders of the Notes will receive Ordinary Shares and cash for fractional interests and an interest make whole for interest that would have accrued from the date of conversion until the Maturity Date, which interest make whole shall be paid in cash or subject to certain conditions, in Ordinary Shares at the Company’s election.

The Company may redeem the Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price equal to the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon plus a make-whole premium as provided in the Indenture. At any time prior to the Maturity Date, the Company may also redeem the Notes in whole, or from time to time in part, if the last reported sale price of the Ordinary Shares exceeds 250% of the conversion price then in effect for at least 20 trading days (which need not be consecutive), including at least one of the five trading days preceding the date on which the Company provides a notice of redemption preceding the date on which the Company provides a notice for such redemption, during any 30 consecutive trading day period ending on, and including, the trading day preceding such notice date, for a cash purchase price equal to the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon. The Notes are also subject to redemption at the option of the Company in the event of certain changes in tax law or listing status of the Company.

In addition, following certain corporate events that occur prior to the maturity date or following issuance by the Company of a notice of redemption, in each case as provided in the Indenture, in certain circumstances, the Company will increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or who elects to convert any Notes called for redemption during the related redemption period. Additionally, in the event of a fundamental change (such term as defined in the Indenture), holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes at a price equal to the aggregate principal amount of any Notes to be repurchased plus accrued and unpaid interest thereon plus a make-whole premium.

The Indenture will include restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; (e) entering into transactions with affiliates and (f) entering into agreements limiting subsidiary distributions. In addition, the Company will be required to maintain minimum unrestricted cash and cash equivalents of $20,000,000. The Indenture will also include customary events of default after which the holder of the Notes may accelerate the maturity of the Notes to become due and payable immediately; provided, however, that the notes will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest and liquidated damages on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure in its obligation to convert a Note, if such default is not cured within three business days; (iii) the Company’s failure to send certain notices under the Indenture within specified periods of time, if such failure is not cured within three business days; (iv) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the Indenture or the other note documents (as defined in the Indenture) if such default is not cured or waived within 30 days after written notice is given by the Trustee or the holders of 25% in aggregate principal amount of the Notes; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $3,500,000; (vii) final judgments of at least $3,500,000 (excluding amounts not covered by insurance) rendered against the Company or any of its subsidiaries, which judgments are not discharged or stayed within 60 days; (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries; (ix) any material provision of any note document ceases to be valid and binding on or enforceable against the Company or any Guarantor Subsidiary or the Company or any Guarantor Subsidiary shall so state in writing or any note security document (as defined in the Indenture) ceases to create a valid security interest in the collateral (as defined in the Indenture), excepted as permitted pursuant to the terms thereof or the Indenture; and (x) except as permitted under the Indenture, the Company or any Guarantor Subsidiary shall contest in any manner the validity or enforceability of a permitted intercreditor agreement (as defined in the Indenture) or deny that it has any further liability or obligation thereunder, or the note obligations or the liens securing the note obligations, for any reason shall not have the priority contemplated by the Indenture, the note security documents or such permitted intercreditor Agreement.

Issuance of Warrants
The Warrants will have a ten-year term and a $5.00 per share exercise price, and include a ratchet anti-dilution adjustment in the event any Ordinary Shares or other equity or equity equivalent securities payable in Ordinary Shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the Warrants upon the occurrence of such event, and increases the number of shares of Ordinary Shares issuable upon exercise of the Warrants, such that the aggregate exercise price of all Warrants remains the same before and after any such dilutive event; provided, that the exercise price may not be less than $3.08 per Ordinary Share. Upon the occurrence of a fundamental transaction, the Warrant Agreement provides each holder a put right in respect of the Warrants. Upon the exercise of a put right by the holder, the Company is obligated to repurchase the Warrants for the fair market value of the Warrants repurchased, as calculated in the Warrant Agreement. The Warrants also include cashless exercise rights.

Registration Rights Agreement
The Company also agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers, which provides, subject to certain limitations, the Purchasers with certain registration rights for the Company’s ordinary shares issuable upon conversion of the Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable after the Closing to register the resale of the shares underlying the Notes and the Warrants.

Exclusivity Agreement
The Company and the Subscribers have agreed to exclusive discussions in furtherance of the transactions described above until May 26, 2022. In the event that the Company or any of its subsidiaries consummate an alternative financing transaction other than with the Subscribers during this exclusive period, subject to certain exceptions, the Company would be required to pay to the Subscribers an aggregate amount of $8.15 million as an alternative transaction fee.

The foregoing summaries of the Subscription Agreement, the Indenture, the Notes, the Warrants and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Subscription Agreement, which is attached as Exhibit 10.1 to this Current Report, and the Indenture (including the form of Note attached thereto), form of Warrant and the Registration Rights Agreement, which will be filed with the SEC following and subject to the Closing.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by Item 2.03 relating to the Notes, the Warrants and the Indenture is contained in Item 1.01 of this Current Report and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

On May 12, 2022, the Company entered into the Subscription Agreement, pursuant to which it agreed to sell $81.5 million in aggregate principal amount of the Notes (including an option to purchase an additional $81.5 million in aggregate principal amount of the Notes) and Warrants to purchase 26.5 million Rockley ordinary shares to the Purchasers in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”). The Company is selling the Notes to the Purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by the Purchasers in the Subscription Agreement.
The information related to the issuance of the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 7.01. Regulation FD Disclosure.

In connection with the due diligence process for the transaction described above, the Company provided investors with an updated view of anticipated full year 2023 financial results. The Company’s forecasts and projections included below are based on assumptions, analyses, and internal estimates developed by the Company’s management. If these assumptions, analyses, or internal estimates prove to be incorrect or inaccurate, the Company’s actual operating results may differ materially from those forecasted or projected. The Company has in the past had to adjust its estimates and experienced actual results that differed materially from its internal estimates. Forecasts are subject to change and inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. These assumptions, analyses, and estimates are subject to risks and uncertainties outside of the Company’s control. The assumptions and estimates underlying these financial projections, including with respect to revenue, net cash used in operations and free cash flow, include the following:

•Projected revenue is based on a variety of operational assumptions, including the number of customer contracts and design wins; conversion of existing MOUs and development contracts into commercial production contracts; form of customer arrangements (e.g., purchase versus licensing agreements); timing of the development and commercial launch of the Company’s products or the customer’s products incorporating the Company’s products; pricing and volume fluctuation, including with respect to average selling prices; and timing and execution of customer agreements, including the ability of the Company to achieve development milestones in a timely manner; and

•Projected free cash flow is driven by the Company’s cash flow from operations less capital expenditures. Annual capital expenditures primarily include costs related to purchases in property and operating equipment to be used in the ordinary course of business, investment in the ordinary course of business and strategic investment in the Company’s partners’ silicon fabrication plants.

Fiscal 2023 (in millions)
Revenue	$300.0 to $320.0
Non-GAAP Operating Expenses (1)	($140.0) to ($160.0)
Net Cash used in Operations	($100.0) to ($130.0)
Capital Expenditures	($10.0) to ($20.0)
Free Cash Flow (2)	($120.0) to ($140.0)

(1) Operating expenses are presented on a non-GAAP basis and exclude stock-based compensation and depreciation expenses. A reconciliation to GAAP is not available on a forward-looking basis due to high variability and low visibility with respect to the assumptions underlying these expenses that are excluded from these non-GAAP amounts.
(2) The Company defines Free Cash Flow, a non-GAAP financial measure, as net cash provided by (used in) operations minus purchases of property and equipment.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information in compliance with GAAP, and may not be comparable to similarly titled measures used by other companies.

The Company also reviewed with investors various hypothetical operating scenarios for illustrative purposes only, across a variety of different assumptions to demonstrate an ability for the Company to continue to execute its business plans through 2023, including illustrative downside scenarios where the Company would decrease its operating expenses and, if necessary, raise additional capital. The Company does not believe these hypothetical operating scenarios are informative to investors, because those scenarios are not forecasts of the Company and were discussed with lenders solely as a sensitivity analysis to determine the appropriate amount of funding in the transaction described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K (the “Current Report”) that are not historical facts constitute “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Rockley’s future expectations, beliefs, plans, objectives, and assumptions regarding future events or performance. The words “anticipate,” “believe,” “continue,” “could,” “develop,” “enable,” “estimate,” “eventual,” “expect,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “possible,” “position,” “potential,” “predict,” “project,” “revolutionize,” “seem,” “should,” “trend,” “will,” “would” and other terms that predict or indicate future events, trends, or expectations, and similar expressions or the negative of such expressions may identify forward-looking statements, but the absence of these words or terms does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report include, but are not limited to, statements regarding the following: (a) the anticipated financial results for fiscal 2023; and (b) the private placement transaction closing by the anticipated timeframe, or at all; and (c) the satisfaction or waiver (if applicable) of the conditions to closing the private placement transaction.

Forward-looking statements are subject to several risks and uncertainties (many of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) the Company’s ability to achieve commercial production of its products and technology, including in a timely and cost-effective manner; (ii) the Company’s ability to close the private placement transaction and its ability to satisfy the conditions to closing of the private placement transaction, including but not limited to its ability to obtain the any applicable regulatory approval for the private placement transaction, including but not limited to approval of the New York Stock Exchange; (iii) the Company’s ability to achieve customer design wins, convert memoranda of understanding and development contracts into production contracts, and achieve customer acceptance of its products and technology; (iv) risks related to purchase orders, including the lack of long-term purchase commitments, the cancellation, reduction, delay, or other changes in customer purchase orders, and if and to the extent customers seek to enter into licensing arrangements in lieu of purchases; (v) the Company’s history of losses and need for additional capital and its ability to access additional financing to support its operations and execute on its business plan, as well as the risks associated with any future financings; (vi) legal and regulatory risks, including those related to its products and technology and any threatened or actual litigation; (vii) risks associated with its fabless manufacturing model and dependency on third-party suppliers; (viii) the Company’s reliance on a few significant customers for a majority of its revenue and its ability to expand and diversify its customer base; (ix) the Company’s financial performance; (x) the impacts of COVID-19 on the Company, its customers and suppliers, its target markets, and the economy; (xi) the Company’s ability to successfully manage growth and its operations as a public company; (xii) fluctuations in the Company’s stock price and the Company’s ability to maintain the listing of its ordinary shares on the NYSE; (xiii) the Company’s ability to anticipate and respond to industry trends and customer requirements; (xiv) changes in the Company’s current and future target markets; (xv) intellectual property risks; (xvi) the Company’s ability to compete successfully; (xvii) market opportunity and market demand for, and acceptance of, the Company’s products and technology, as well as the customer products into which the Company’s products and technology are incorporated; (xviii) risks related to international operations; (xix) risks related to cybersecurity, privacy, and infrastructure; (xx) risks related to financial and accounting matters; (xxi) general economic, financial, legal, political, and business conditions and changes in domestic and foreign markets; (xxii) the Company’s ability to realize the anticipated benefits of the business combination; (xxiii) changes adversely affecting the businesses or markets in which the Company is engaged; and (xxiv) risks related to the Company’s backlog, including the risk that backlog may not translate into future revenue, as well as other factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended 2021, and in other documents the Company files with the Securities and Exchange Commission in the future. The forward-looking statements contained in this Current Report are based on various assumptions, whether or not identified in this Current Report, and on the Company’s current expectations, beliefs, and assumptions and are not predictions of actual performance. If any of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, actual results may differ materially from those discussed in or implied by these forward-looking statements. There can be no assurance that future developments affecting the Company will be those that have been anticipated. These forward-looking statements speak only as of the date hereof and the Company does not intend to update or revise any forward-looking statements, whether because of new information, future events, or otherwise, except as required by law.

Item 8.01. Other Events.

On May 12, 2022, the Company issued a press release announcing the private placement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Subscription Agreement dated May 12, 2022 by and between the Company, each of the Subsidiaries (as defined therein) of the Company and the Subscribers named therein.
99.1	Press Release of Rockley Photonics Holdings Limited dated May 12, 2022 entitled "Rockley Photonics Announces $81.5 Million Private Placement"
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

The information furnished in this Current Report (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	May 12, 2022	By:	/s/ Mahesh Karanth
		Name:	Mahesh Karanth
		Title:	Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-40735

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	98-1644526
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road
Altrincham, Cheshire
United Kingdom, WA14 2DT
+44 (0) 1865 292017
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, $0.000004026575398 par value per share	RKLY	New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	New York Stock Exchange
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes   ☐     No  ☒

APPLICABLE ONLY TO CORPORATE ISSUERS:
As of May 5, 2022, there were 129,005,167 shares of the Company's ordinary shares, par value $0.000004026575398, issued and outstanding.

Cautionary Note Regarding Forward-Looking Statements
This Quarterly Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Rockley Photonics Holdings Limited’s (the “Company”) future expectations, beliefs, plans, prospects, objectives, and assumptions regarding future events or performance, as well as the Company’s strategies, future operations, financial position, and estimated future financial results and anticipated costs. The words “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “eventual,” “expect,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “possible,” “position,” “potential,” “predict,” “project,” “revolutionize,” “seem,” “should,” “trend,” “will,” “would,” and other terms that predict or indicate future events, trends, or expectations, and similar expressions or the negative of such expressions may identify forward-looking statements, but the absence of these words or terms does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Quarterly Report are based on information available as of the date of this Quarterly Report, and current expectations, forecasts, and assumptions, (whether or not identified herein), and involve a number of risks and uncertainties. Accordingly, forward-looking statements in this Quarterly Report should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Forward-looking statements in this report include, but are not limited to, statements regarding the following:
•Rockley’s financial and business performance, anticipated financial outlook, business metrics, anticipated growth rate, product development plans and opportunities;
•Rockley’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans to commercialize products and services, and anticipated timing thereof;
•the implementation, market acceptance, and success of Rockley’s business model;
•developments and expectations relating to Rockley’s competitors, target markets, and industry;
•Rockley’s future capital requirements, sources and uses of cash, and ability to continue as a going concern;
•Rockley's ability to obtain financing when and as needed on acceptable terms;
•Rockley's ability to comply with the financial covenants in debt instruments;
•the outcome of any known and unknown litigation and regulatory proceedings;
•the ability of our products to provide continuous health and wellness monitoring with the potential to accelerate advancements in early disease detection and potentially prevention;
•the ability of our technology to allow monitoring devices the size of clinical machines to be reduced to the size of a wearable device;
•Rockley’s expectations as to when it may generate sufficient revenue from the sale of its products and services to cover expansion plans, operating expenses, working capital, and capital expenditures;
•the development status and anticipated timeline for commercial production of Rockley’s products;
•Rockley’s plans for products under development and future products and anticipated features and benefits thereof;
•the status and expectations regarding Rockley’s customer and strategic partner relationships, and potential customer and strategic partner relationships;
•the total addressable markets for Rockley’s products and technology;
•the ability of Rockley to increase market share in its existing markets or any new markets it may enter;
•Rockley’s ability to obtain any required regulatory approvals, including any required Food and Drug Administration (“FDA”) approvals, in connection with its anticipated products and technology;
•Rockley’s ability to maintain an effective system of internal control over financial reporting;
•Rockley’s ability to maintain and protect its intellectual property;

•Rockley’s success in retaining and recruiting officers, key employees, and directors;
•Rockley's ability to manage its growth effectively;
•Rockley's ability to achieve and maintain profitability in the future;
•Rockley’s ability to raise sufficient capital to fund its growth and product development; and
•the impact of the COVID-19 pandemic.
Forward-looking statements are subject to several risks and uncertainties (many of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:
•the Company’s ability to achieve commercial production of its products and technology, including in a timely and cost-effective manner;
•the Company’s ability to achieve customer design wins, convert memoranda of understanding and development contracts into production contracts, and achieve customer acceptance of its products and technology;
•risks related to purchase orders, including the lack of long-term purchase commitments, the cancellation, reduction, delay, or other changes in customer purchase orders, and if and to the extent customers seek to enter into licensing arrangements in lieu of purchases;
•the Company’s history of losses and need for additional capital and its ability to access additional financing to support its operations and execute on its business plan, as well as the risks associated with any future financings;
•legal and regulatory risks, including those related to its products and technology and any threatened or actual litigation;
•risks associated with its fabless manufacturing model and dependency on third-party suppliers;
•the Company’s reliance on a few significant customers for a majority of its revenue and its ability to expand and diversify its customer base;
•the Company’s financial performance;
•the impacts of COVID-19 on the Company, its customers and suppliers, its target markets, and the economy;
•the Company’s ability to successfully manage growth and its operations as a public company;
•fluctuations in the Company’s share price and the Company’s ability to maintain the listing of its ordinary shares on the New York Stock Exchange ("NYSE");
•the Company’s ability to anticipate and respond to industry trends and customer requirements;
•changes in the Company’s current and future target markets;
•intellectual property risks;
•the Company’s ability to compete successfully;
•market opportunity and market demand for, and acceptance of, the Company’s products and technology, as well as the customer products into which the Company’s products and technology are incorporated;
•risks related to international operations;
•risks related to cybersecurity, privacy, and infrastructure;
•risks related to financial and accounting matters;
•general economic, financial, legal, political, and business conditions and changes in domestic and foreign markets;
•statements of belief and any statement of assumptions underlying any of the foregoing; and
•changes adversely affecting the businesses or markets in which the Company is engaged, and other factors described under the heading “Risk Factors” in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and in other documents the Company files with the Securities and Exchange Commission (the “SEC”) in the future.

PART I - FINANCIAL INFORMATION
Item 1.Condensed Consolidated Financial Statements
ROCKLEY PHOTONICS HOLDINGS LIMITED
Condensed Consolidated Balance Sheets
(Unaudited and in thousands, except share amounts and par value)

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$11,863	$36,786
Short-term investments	18,072	26,965
Accounts receivable, net of allowance of $302 as of March 31, 2022 and December 31, 2021	830	1,359
Other receivables, net of allowance of $0 and $141 as of March 31, 2022 and December 31, 2021, respectively	49,249	47,462
Prepaid expenses and other current assets	6,749	6,802
Total current assets	86,763	119,374
Long-term investments	6,445	17,659
Property and equipment, net	10,075	10,187
Equity method investment	5,213	4,879
Intangible assets, net	3,048	3,048
Other non-current assets	7,784	7,683
Total assets	$119,328	$162,830

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities
Trade payables	$4,458	$6,882
Accrued expenses	20,082	17,360
Debt, current portion	21,316	26,312
Other current liabilities	1,440	1,238
Total current liabilities	47,296	51,792
Warrant liabilities	3,266	3,477
Other long-term liabilities	3,366	3,743
Total liabilities	$53,928	$59,012

Commitments and contingencies (Note 14)

Shareholders’ equity (deficit)
Ordinary shares, $0.000004 par value; 12,417,500,000 authorized as of March 31, 2022 and December 31, 2021; 129,005,167 and 127,860,639 issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in-capital	508,368	504,714
Accumulated other comprehensive loss	(291)	—
Accumulated deficit	(442,677)	(400,896)
Total shareholders’ equity (deficit)	65,400	103,818
Total liabilities and shareholders’ equity (deficit)	$119,328	$162,830
See accompanying notes to condensed consolidated financial statements.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Condensed Consolidated Statements of Operations
(Unaudited and in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
Revenue	$962	$1,771
Cost of revenue	3,395	3,734
Gross profit	(2,433)	(1,963)
Operating expenses:
Selling, general, and administrative expenses	10,938	7,305
Research and development expenses	24,802	15,980
Total operating expenses	35,740	23,285
Loss from operations	(38,173)	(25,248)
Other income (expense):
Other expense	(14)	—
Interest expense, net	(2,653)	(147)
Gain (loss) on equity method investment	207	(163)
Change in fair value of debt instruments	—	(39,653)
Change in fair value of warrant liabilities	211	—
(Loss) gain on foreign currency	(1,228)	534
Total other expense	(3,477)	(39,429)
Loss before income taxes	(41,650)	(64,677)
Provision for income tax	131	100
Net loss	$(41,781)	$(64,777)

Net loss per share:
Basic and diluted	$(0.33)	$(0.77)

Weighted-average shares outstanding:
Basic and diluted	128,443,050	83,883,581
See accompanying notes to condensed consolidated financial statements.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited and in thousands)

	Three Months Ended March 31,
	2022	2021
Net loss	$(41,781)	$(64,777)
Other comprehensive loss:
Unrealized loss on available-for-sale securities	(291)	—
Total other comprehensive loss	(291)	—
Comprehensive loss	$(42,072)	$(64,777)
See accompanying notes to condensed consolidated financial statements.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Condensed Consolidated Statements of Shareholders’ Equity (Deficit)
(Unaudited and in thousands, except share amounts)

	Number of Ordinary Shares	Ordinary Shares and Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
Balance, December 31, 2021	127,860,639	504,714	—	(400,896)	103,818
Net loss	—		—	(41,781)	(41,781)
Other comprehensive loss	—		(291)	—	(291)
Exercise of stock options	789,809	579	—	—	579
Vesting of restricted stock units, net of withholding taxes	354,719	(359)	—		(359)
Stock-based compensation	—	4,029	—	—	4,029
Transaction costs	—	(595)	—	—	(595)
Balance, March 31, 2022	129,005,167	508,368	(291)	(442,677)	65,400

	Number of Ordinary Shares	Ordinary Shares and Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
Balance, December 31, 2020	83,539,382	201,576	—	(232,883)	(31,307)
Net loss	—	—	—	(64,777)	(64,777)
Exercise of stock options	216,670	137	—	—	137
Exercise of warrants	57,811	—	—	—	—
Issuance of warrants	—	263	—	—	263
Stock-based compensation	—	1,725	—	—	1,725
Balance, March 31, 2021	83,813,863	203,701	—	(297,660)	(93,959)
See accompanying notes to condensed consolidated financial statements.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Condensed Consolidated Statements of Cash Flows
(Unaudited and in thousands)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(41,781)	$(64,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,504	930
(Reversal) bad debt expense	(141)	377
Accretion of marketable securities to redemption value	(74)	—
Net realized loss on sale of marketable securities	(13)	—
Stock-based compensation	4,029	1,725
Change in equity-method investment	(334)	(113)
Change in fair value of debt instrument	—	39,653
Change in fair value of warrant liabilities	(211)	—
Changes in operating assets and liabilities:
Accounts receivable	529	2,243
Other receivables	(1,646)	(2,369)
Prepaid expenses and other current assets	53	(5,706)
Other non-current assets	49	(1,497)
Trade payables	(2,805)	1,972
Accrued expenses	2,223	843
Other current and long-term liabilities	(175)	1,820
Net cash used in operating activities	(38,793)	(24,899)
Cash flows from investing activities:
Purchase of property and equipment	(1,010)	(713)
Proceeds from sale and maturities of marketable securities	19,903	—
Net cash provided by (used in) investing activities	18,893	(713)
Cash flows from financing activities:
Proceeds from convertible loan notes	—	76,723
Principal payments on long-term debt	(4,995)	—
Proceeds from exercise of options	579	137
Proceeds from issuance of warrants	—	263
Debt issuance costs incurred	—	(1,140)
Transaction costs	(248)	—
Withheld taxes paid on behalf of employees on net settled stock-based awards	(359)	—
Net cash (used in) provided by financing activities	(5,023)	75,983
Net (decrease) increase in cash and cash equivalents	(24,923)	50,371
Cash and cash equivalents:
Beginning of period	36,786	19,228
End of period	$11,863	$69,599
See accompanying notes to condensed consolidated financial statements.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.Description of Business and Significant Accounting Policies
Description of Business
Rockley specializes in the research and development of integrated silicon photonics chipsets. Rockley has developed a versatile, application specific, third-generation silicon photonics platform specifically designed for the optical integration challenges facing numerous mega-trend markets. Rockley has partnered with multiple tier-1 customers across markets to deliver complex optical systems required for transformational sensors, communications, and medical product realization.
On August 11, 2021, Rockley Photonics Limited ("Legacy Rockley") completed a business combination (the "Business Combination") with SC Health Corporation, a special purpose acquisition company ("SC Health"), with Rockley Photonics Holdings Limited and its subsidiaries surviving the merger. Upon the consummation of the Business Combination, the Company became a publicly traded company listed on the New York Stock Exchange ("NYSE") under the symbol "RKLY". For additional information on the Business Combination, please refer to Note 2, Business Combination, to these condensed consolidated financial statements. Unless the context otherwise requires, references in these notes to "Rockley", the "Company", "we", "us", or "our" and any related terms are intended to mean the post-Business Combination consolidated company, Rockley Photonics Holdings Limited, while "Legacy Rockley" and "SC Health" refers to the entities prior to the Business Combination.
Basis of Presentation and Preparation
The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, and reflect all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for the fair presentation of our financial position, results of operations, comprehensive income, cash flows and shareholders’ equity for the interim periods presented. The statements have been prepared in accordance with GAAP for interim financial information. Accordingly, these statements do not include all information and footnotes required by GAAP for annual consolidated financial statements, and should be read in conjunction with the annual consolidated financial statements and the accompanying notes contained in our Annual Report on Form 10-K for the year ended December 31, 2021. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the operating results to be expected for the full fiscal year or future operating periods.
We accounted for the Business Combination as a forward recapitalization in accordance with GAAP (the "Forward Recapitalization"). Under this method of accounting, SC Health was treated as the acquired company and Legacy Rockley was deemed to be the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Forward Recapitalization was treated as the equivalent of Legacy Rockley issuing stock for the net assets of SC Health, accompanied by a recapitalization. The net assets of SC Health are stated at historical cost, with no goodwill or other intangible assets recorded. The condensed consolidated assets, liabilities and results of operations prior to the Forward Recapitalization are those of Legacy Rockley. The condensed consolidated financial statements of the combined company post-Forward Recapitalization represents the combined results of Rockley and SC Health beginning August 11, 2021, the date the Business Combination was consummated. The shares, corresponding capital amounts and earnings per share available for shareholders of Legacy Rockley, prior to the Business Combination, converted into the right to receive 2.4835 (the "Exchange Ratio") ordinary shares of Rockley Photonics Holdings Limited, par value $0.000004 (the "ordinary shares"). The recapitalization of the number of ordinary shares attributable to Legacy Rockley is reflected retroactively as shares reflecting the Exchange Ratio to the earliest period presented and is utilized for calculating earnings per share in all prior periods presented.
The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, revenue recognition, reserves and allowances; valuation of intangibles; product warranties; employee compensation and benefit accruals; stock-based compensation; loss contingencies; income taxes; fair value measurements; and warrant liabilities. Actual results could differ materially from those estimates. Management’s estimates include, as applicable, the anticipated impacts of the COVID-19 pandemic.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Going Concern
The Company has incurred net losses since inception, has an accumulated deficit of $442.7 million as of March 31, 2022 and negative cash flow from operations of $38.8 million for the three months ended March 31, 2022 and expects to incur losses from operations for the foreseeable future. As of March 31, 2022, the Company had cash, cash equivalents and investments of $36.4 million. The Company’s ability to meet its obligations in the ordinary course of business is dependent on its ability to obtain additional financing. As a result, there is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. The condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
The Company's future liquidity needs, and ability to address those needs, will largely be determined by its ability to obtain additional financing on terms acceptable to us. The Company will continue to seek additional capital through the sale of debt or equity, or other arrangements, however, there can be no assurance that we will be able to raise additional capital when needed or under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders. If the Company raises funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to the holders of ordinary shares. Issued debt securities may contain covenants that limit the Company's ability to pay dividends or make other distributions to shareholders. If we are unable to obtain additional financing, operations may be scaled back or discontinued.
Global Pandemic
The COVID-19 pandemic recently reached the two-year mark and our priority continues to be the health and safety of our employees. The overall recovery from the COVID-19 pandemic has been uneven and has presented many challenges and risks from general economic uncertainty, changes in consumer demand, disruption of supply chains and challenges with hiring, labor and supply cost inflation. However, as we implemented our phased return to office plan starting in July 2021, we were able to provide greater levels of work flexibility to employees and maintain health and safety standards for employees meeting all regulatory requirements.

We continually evaluate the nature and extent of changes to the market and economic conditions related to the COVID-19 pandemic and assess the potential impact on our business and financial position. Despite the emergence of vaccines and vaccine boosters, less virulent strains of COVID-19 such as the Omicron variant, and reduced positivity rates, the end of the COVID-19 pandemic is still uncertain. As such, we expect that the pandemic may continue to have an effect on our results, although the magnitude, duration, and full effects of the pandemic on our future results of operations or cash flows remain difficult to predict at this time.

For further discussion of the risks posed to our business from the COVID-19 pandemic, refer to Item 1A of our Form 10-K for the year ended December 31, 2021.
Recently Adopted Accounting Pronouncements
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which affects general principles within Topic 740, and are meant to simplify and reduce the cost of accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and simplifies areas including franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, the incremental approach for intraperiod tax allocation, interim period income tax accounting for year-to-date losses that exceed anticipated losses and enacted changes in tax laws in interim periods. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Company adopted this standard as of January 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

own equity. The Company adopted this guidance on January 1, 2021. The adoption of the guidance did not have a material impact on the condensed consolidated financial statements.
Accounting Pronouncements Issued but Not Yet Adopted
In May 2021, the FASB issued ASU 2021-04, Modification of Equity Classified Written Call Options, to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options such as warrants that remain equity classified after modification or exchange based on consideration of the economic substance of the modification or exchange. ASU 2021-04 is effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. While the Company is continuing to assess the timing of adoption and the potential impacts of ASU 2021-04, it does not expect ASU 2021-04 to have a material effect on its consolidated financial statements.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance. This amendment in ASU 2021-10 aims to increase transparency about government assistance transactions that are not in the scope of other GAAP guidance. The ASU requires disclosure of the nature and significant terms and considerations of the transactions, the accounting policies used and the effects of those transactions. The ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is in the process of assessing the impacts of ASU 2021-10 on its consolidated financial statements.
2.Business Combination
On August 11, 2021 (the "Closing Date"), Legacy Rockley, SC Health, and Rockley Mergersub Limited, an exempted company incorporated in the Cayman Islands as a direct wholly owned subsidiary of the Company (“Merger Sub”), consummated the business combination contemplated by the Business Combination Agreement and Plan of Merger, dated as of March 19, 2021 (the “Business Combination Agreement”). Immediately upon the consummation of the Business Combination, Legacy Rockley became a wholly owned subsidiary of the Company and Merger Sub merged with and into SC Health, with SC Health surviving the merger and becoming a direct wholly owned subsidiary of the Company. Subsequently, SC Health's ordinary shares and warrants ceased trading on the NYSE while the Company's ordinary shares and warrants began trading on the NYSE under the symbols “RKLY” and “RKLY.WS,” respectively.
Pursuant to the Business Combination Agreement, each of the following transactions occurred in the following order: (i) pursuant to a scheme of arrangement approved by the UK courts (the “Scheme”), on August 9, 2021, all of Legacy Rockley’s ordinary shares, including shares issued immediately prior to the Scheme becoming effective as a result of the conversion of then-outstanding convertible loan notes and the exercise of warrants, were transferred by Rockley shareholders in exchange for an equivalent number of shares in the Company; (ii) the holders of options over shares in Legacy Rockley rolled over their options into new options to purchase shares in the Company; (iii) warrants to purchase shares in Legacy Rockley (other than one warrant instrument that by its terms was replicated at the Company) not exercised for shares in Legacy Rockley prior to the effectiveness of the Scheme described above were cancelled, such that immediately following the Scheme, Legacy Rockley became a direct wholly-owned subsidiary of the Company; (iv) the Company subsequently completed a stock-split to prepare its share capital for Merger Sub’s merger into SC Health; (v) certain accredited investors (including entities affiliated with the SC Health Sponsor) purchased an aggregate of 15.0 million ordinary shares for a purchase price of $10.00 per share, or an aggregate purchase price of $150.0 million; (vi) on August 11, 2021, Merger Sub was merged with and into SC Health, with SC Health surviving the merger and becoming a direct wholly-owned subsidiary of the Company; and (vii) the ordinary shares and warrants in SC Health were exchanged for ordinary shares and warrants in the Company.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Business Combination was accounted for as a forward recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, SC Health was treated as the acquired company and Legacy Rockley was deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the existing shareholders of Legacy Rockley obtaining a majority voting power in the Company, and as such, having the power to appoint a majority of the members of the Company’s board of directors (the "Board"); the operations of Legacy Rockley prior to the acquisition comprising the only ongoing operations of the combined entity based on the historical operating activity and employee base; and the senior management of Legacy Rockley comprising the majority of the senior management of the Company. Accordingly, for accounting purposes, the financial statements of the Company represent a continuation of the financial statements of Legacy Rockley with the acquisition being treated as the equivalent of Legacy Rockley issuing stock for the net assets of SC Health, accompanied by a recapitalization.
As a result of the Business Combination, the Company incurred equity issuance costs and other costs considered direct and incremental to the transaction, totaling $45.5 million and consisting of legal, accounting, financial advisory and other professional fees. These amounts are reflected within additional paid-in capital in the condensed consolidated balance sheet as of March 31, 2022.
Summary of Net Proceeds
The following table reconciles the elements of the net proceeds from the Business Combination as of March 31, 2022 (in thousands):

Recapitalization
Cash inflow from SC Health's trust account, net of redemptions	$17,966
Cash inflow from PIPE	100,000
Cash inflow from SC Health Sponsor	50,000
Less: Transaction Costs	(45,515)
Net cash received from the Business Combination	$122,451
Summary of Shares Issued
The total number of shares of the Company's ordinary shares issued and outstanding immediately following the consummation of the Business Combination was approximately 126.7 million, comprising (in thousands):

Number of Shares
Legacy Rockley shareholders prior to the Business Combination	104,016
SC Health Shareholders	1,777
Sponsor Shareholders	10,563
PIPE Investors	10,000
Other Shareholders[1]	319
Total number of shares	126,675
1 The Company issued 319,000 ordinary shares at a value of $10.00 per share to Cowen and Company LLC ("Cowen") and BCW Securities LLC in lieu of cash payment for a portion of the $3.2 million fees payable to Cowen as part of the transaction costs.
3.Segment, Geographic, and Significant Customer Information
Our operations are organized into a single operating and reportable segment for financial reporting purposes, based on how our Chief Operating Decision Maker (“CODM”) manages the business, makes operating decisions around the allocation of resources, and evaluates operating performance. Our CODM is our Chief Executive Officer, who reviews our operating results on a consolidated basis.
The following table presents our revenue disaggregated by primary geographical market where revenues are attributable to the region in which the billing address of the customer is located (in thousands):

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	Three Months Ended March 31,
	2022	2021
	(Unaudited)
United States	$962	$1,771
Total revenue	$962	$1,771
The following tables summarize our most significant customers as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021:

	Revenue
	Three Months Ended March 31,
	2022	2021
	(Unaudited)
Customer A	82%	100%
Customer B	17%	—%

	Accounts Receivable
	March 31, 2022	December 31, 2021
	(Unaudited)
Customer A	87%	88%
Customer B	12%	12%
The following table presents property, equipment, finance lease and intangible assets held in the U.S. and internationally in various foreign subsidiaries as of March 31, 2022 and December 31, 2021 (in thousands):

	As of
	March 31, 2022	December 31, 2021
United States	$8,705	$8,442
Rest of World	4,418	4,793
Total property, equipment, finance lease and intangible assets	$13,123	$13,235
4.Equity Method Investment
As of March 31, 2022 and December 31, 2021, we held an investment in Hengtong Rockley Technology Co., Ltd (“HRT”). Two of HRT's five board members were appointed by Rockley. HRT manufactures and sells optical fiber transceivers based on silicon photonics chipsets. HRT has share capital consisting solely of ordinary shares. We hold 24.9% of HRT’s ordinary shares, and the same proportion of its voting rights. We consider HRT to be a variable interest entity upon which the Company does exercise significant influence. However, considering key factors, such as ownership interest, representation on the board of directors, and participation in policy-making decisions, the Company concluded it does not control the investment. Accordingly, the investment in HRT is accounted for under the equity method. We elected to use a three-month lag to record our share of HRT’s results.
The following table summarizes our investment in HRT for the three months ended March 31, 2022 (in thousands):

Beginning balance, January 1, 2022	$4,879
Investment in HRT	—
Remeasurement gain on HRT	127
Share of gain of HRT	207
Ending balance, March 31, 2022	$5,213
Our maximum exposure to loss as a result of our involvement with HRT is limited to the balance of our investment.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5.Financial Instruments and Fair Value Measurements
The accounting guidance for fair value measurements provides a framework for measuring fair value on either a recurring or nonrecurring basis, whereby the inputs used in valuation techniques are assigned a hierarchical level. The following are the three levels of inputs to measure fair value:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs that reflect quoted prices for identical assets or liabilities in less active markets; quoted prices for similar assets or liabilities in active markets; benchmark yields, reported trades, broker/dealer quotes, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Unobservable inputs that reflect our own assumptions incorporated in valuation techniques used to measure fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
We consider an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis, and consider an inactive market to be one in which there are infrequent or few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers. Where appropriate, our own or the counterparty’s non-performance risk is considered in measuring the fair values of liabilities and assets, respectively.
Investments
The following is a summary of our investments at fair value for the periods ended March 31, 2022 and December 31, 2021 (in thousands):

	March 31, 2022	December 31, 2021
Corporate bonds and commercial paper	$1,144	$20,037
U.S. Treasury securities	23,373	24,587
Total investments	$24,517	$44,624
The following table presents the contractual maturities of our debt investments as of March 31, 2022 (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$18,222	$18,072
Due after one year through five years	6,530	6,445
	$24,752	$24,517
Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Fair Value of Financial Instruments
The following table summarizes our financial assets measured at fair value on a recurring basis (in thousands):

	March 31, 2022
		Fair Value Measurements at Reporting Date Using
	Total	Level 1	Level 2
Cash and cash equivalents	$11,863	$11,863	$—
Corporate bonds and commercial paper	1,144	—	1,144
U.S. Treasury securities	23,373	23,373
Total cash, cash equivalents and investments	$36,380	$35,236	$1,144

	December 31, 2021
		Fair Value Measurements at Reporting Date Using
	Total	Level 1	Level 2
Cash and cash equivalents	$36,786	$36,786	$—
Corporate bonds and commercial paper	20,037	—	20,037
U.S. Treasury securities	24,587	24,587	—
Total cash and cash equivalents	$81,410	$61,373	$20,037
The financial liabilities subject to fair value measurement on a recurring basis, were as follows (in thousands):

	As of
	March 31, 2022	December 31, 2021
	(Unaudited)
Financial Liabilities
Private Placement Warrants	3,266	3,477
Total financial liabilities	$3,266	$3,477
Private Placement Warrants
The Company has determined that the Private Placement Warrants are classified within Level 3 of the fair value hierarchy as the fair value is estimated using the Modified Black Scholes Option Pricing Model. The discussion on the accounting of the Private Placement Warrants is fully described in Note 5—"Fair Value Measurements", to the consolidated financial statements included in “Item 8—Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 10, 2022.
The following table presents the changes in the fair value of the Private Placement Warrants (in thousands):

Initial measurement, December 31, 2021	$3,477
Mark-to-market adjustment	$(211)
Private Placement Warrants balance, March 31, 2022	$3,266

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

6.Balance Sheet Components
Cash and cash equivalents
Our cash and cash equivalents balances were concentrated by location as follows:

	March 31, 2022	December 31, 2021
United Kingdom	77%	97%
United States	21%	3%
Other	1%	—%
Other receivables (in thousands)

	March 31, 2022	December 31, 2021
R&D tax credit receivable[1]	$47,428	$45,632
Grants receivable	700	753
VAT receivable	1,112	1,073
Other receivable, net	9	4
Total other receivables	$49,249	$47,462
1 The research and development tax credit receivable consists of research and development expenses that have been claimed as research and development tax credits in accordance with the relevant U.K. tax legislation. The claims related to the 2020 year are currently under examination by the U.K. government.
Property and equipment, net (in thousands)

	March 31, 2022	December 31, 2021
Computer equipment	$2,129	$1,998
Lab equipment	14,843	13,940
Motor vehicles	31	31
Furniture and fixtures	315	315
Leasehold improvements	1,230	1,230
Assets under construction	30	—
Total property and equipment	$18,578	$17,514
Less: accumulated depreciation	(10,171)	(9,088)
Total property and equipment, net	$8,407	$8,426
Total depreciation expense for the three months ended March 31, 2022 and 2021 was $1.4 million and $0.8 million, respectively. As part of the expected sale of the Company's data communications business in the second quarter of fiscal 2022, a group of fixed assets will be transferred to the buyer of the business. We have not reclassified these fixed assets as Held For Sale as we consider the balance of these fixed assets to be immaterial to our condensed consolidated financial statements.
Finance lease right-of-use assets, net (in thousands)

	March 31, 2022	December 31, 2021
Finance lease right-of-use assets	$2,966	$2,966
Less: accumulated amortization	(1,298)	(1,205)
Total finance lease right-of-use assets, net	$1,668	$1,761
Amortization expense for the three months ended March 31, 2022 and 2021 was $0.1 million and $0.1 million, respectively.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Intangible assets, net (in thousands)

	March 31, 2022	December 31, 2021
In-process research and development	$3,048	$3,048
Total intangible assets, net	$3,048	$3,048
The Company reviews its intangible assets for potential impairment whenever events or circumstances indicate that the carrying value of the intangible assets may not be recoverable. No impairment charges were recorded for the three months ended March 31, 2022 and 2021.
Other non-current assets (in thousands)

	March 31, 2022	December 31, 2021
Security deposits	$280	$280
Operating right of use assets	4,257	4,577
Prepaid asset, net of current portion	3,047	2,826
Other non-current assets	200	—
Total other non-current assets	$7,784	$7,683
Accrued expenses (in thousands)

	March 31, 2022	December 31, 2021
Accrued bonus	$9,587	$7,546
Accrued payroll and benefits	4,016	2,750
Accrued taxes	451	439
Accrued fabrication costs	2,962	3,110
Accrued transaction costs	349	1,004
Other accrued expenses	2,717	2,511
Total accrued expenses	$20,082	$17,360
7.Debt
The remeasurement of the fair value and the conversion of debt adjustments associated with the convertible debt instruments for the three months ended March 31, 2021 are described in “Item 8—Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 10, 2022.
The following table summarizes information relating to our debt, (in thousands):

	March 31, 2022
	Principal	Change in Fair Value Adjustment	Conversion of Debt Adjustment	Accreted Interest	Cash Payment	Net
2020 Term Facility Loan	33,949	6,234	(13,003)	6,636	(12,500)	$21,316
Less: current portion of long-term debt						(21,316)
Long-term debt, net of current portion						$—

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	December 31, 2021
	Principal	Change in Fair Value Adjustment	Conversion of Debt Adjustment	Accreted Interest	Cash Payment	Net
2020 Term Facility Loan	33,949	6,234	(13,003)	4,132	(5,000)	$26,312
Less: current portion of long-term debt						(26,312)
Long-term debt, net of current portion						$—
2020 Term Facility Loan
Please refer to our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 10, 2022 for information on the 2020 Term Facility Loan.
As of March 31, 2022, the total outstanding debt for the 2020 Term Facility Loan balance was $21.3 million. The Company accrued unpaid interest expense of $2.5 million for the three months ended March 31, 2022 using the effective interest rate method. The 2020 Term Facility Loan includes a financial covenant that requires the Company to maintain a balance of at least $35.0 million in cash and cash equivalents as defined by the Term Facility Loan agreement. On April 13, 2022, the lending parties of the loan entered into an agreement with the Company to lower the cash covenant requirement of the original facility agreement to $25.0 million; as of the date of this report, no event of default was triggered under the 2020 Term Facility Loan.
8.Warrants
The discussion on the Public Warrants and Private Placement Warrants is described in Note 8—"Warrants", to the consolidated financial statements included in “Item 8—Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 10, 2022.
As of March 31, 2022, the Company had 8,625,000 Public Warrants outstanding with a balance of $28.0 million, classified as equity and presented within Additional Paid-In Capital on our condensed consolidated balance sheet. As of March 31, 2022, the Company also had 5,450,000 Private Placement Warrants outstanding with a balance of $3.3 million, classified as liability and presented within warrant liabilities on our condensed consolidated balance sheet. The warrant liabilities are remeasured on a recurring basis, with changes in fair value presented in the condensed consolidated statement of operations at each reporting period.
9.Income Taxes
Income tax expense was $0.1 million and $0.1 million for the three months ended March 31, 2022 and 2021, respectively. The effective income tax rate was less than 1.0% in the three months ended March 31, 2022 and 2021. Our effective tax rate differs from the U.K. statutory rate primarily due to a substantially full valuation allowance against our net deferred tax assets where it is more likely than not that some or all of the deferred tax assets will not be realized. The income tax expense is primarily related to corporate income taxes in the United States, which operates on a cost–plus arrangements and minimum filing fees in the foreign jurisdictions where we have operations.
10.Shareholders’ Equity (Deficit)
The Company is authorized to issue 12,417,500,000 ordinary shares with par value of $0.000004 per share. Each holder of the Company's ordinary shares is entitled to one vote per share. As of March 31, 2022, there were 129,005,167 of the Company's ordinary shares issued and outstanding. Holders of the Company's ordinary shares do not have cumulative voting rights. Additionally, the Company has 14,074,986 warrants outstanding as of March 31, 2022. See Note 8, Warrants for additional information.
Each holder of the Company's ordinary shares is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of the Company’s assets or funds legally available for dividends or other

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

distributions. The Company has not declared or paid any dividends with respect to its ordinary shares for the periods presented.
If the Company is involved in voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, or a similar event, each holder of the Company ordinary shares will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of the Company preferred shares, if any, then outstanding.
Equity Line of Credit
In October 2021, the Company entered into an equity line of credit arrangement (“ELOC”) with Lincoln Park Capital Fund, LLC, an Illinois limited liability company ("LPCF"). The ELOC is a private placement with registration rights, providing LPCF the ability to purchase up to 7.8 million of the Company's ordinary shares for $50.0 million over 24 months. Proceeds from the sale of shares will go towards the Company to be used for working capital.
No amounts were drawn against the ELOC during any of the periods presented.
11.Net Loss per Share
The following is a calculation of basic and diluted net loss per share (in thousands, except for share and per share amounts):

	Three Months Ended March 31,
	2022	2021
Basic and diluted:
Net loss	$(41,781)	$(64,777)
Weighted average ordinary shares outstanding	128,443,050	83,883,581
Basic and diluted net loss per share	$(0.33)	$(0.77)
Basic net loss per share is calculated by dividing net loss for the period by the weighted average number of the ordinary shares outstanding plus outstanding warrants with a $0.01 exercise price.
For the three months ended March 31, 2022 and 2021, we excluded the potential effect of outstanding and exercisable options, outstanding RSUs, Legacy Rockley warrants and private and public warrants in the calculation of the diluted loss per share, as the effect would be anti-dilutive due to losses incurred. As of March 31, 2022 there were approximately 16.5 million of outstanding options and RSUs and and 14.1 million of private and public warrants of potentially issuable shares with dilutive effect. As of March 31, 2021, there were approximately 14.3 million of potentially issuable shares with dilutive effect.
12.Stock-Based Compensation
The Company has established a number of share-based incentive plans for current employees, directors and others, which include Share Appreciation Rights ("SARs"), 2013 Share Option Plan (the "2013 Plan"), 2021 Share Option Plan (the "2021 Plan"), Restricted Stock Units ("RSUs"), 2021 Employee Stock Purchase Plan (the "ESPP"),  and Warrants.
2013 Share Option Plan
The holders of Legacy Rockley options under the 2013 Share Option Plan (the "2013 Plan") continue to hold such options and such options remain subject to the same vesting, exercise and other terms and conditions. In connection with the Business Combination, the holders of Legacy Rockley options may exercise their options to purchase a number of ordinary shares equal to the number of shares of Legacy Rockley ordinary shares subject to such Legacy Rockley options multiplied by the Exchange Ratio of 2.4835 (rounded down to the nearest whole share) at an exercise price per share divided by the Exchange Ratio (rounded to the nearest whole cent). The information presented herein is as if the exchange of stock options occurred as of the earliest period presented.
As of March 31, 2022, there were no shares available for grant. Any new grants will become available for issuance under the 2021 Plan.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following table summarizes the stock option activity related to the 2013 Plan:

	Number of Options Outstanding	Average Exercise Price Per Share

Options outstanding at December 31, 2021	15,381,736	$2.00
Granted	—	$—
Exercised	(789,809)	$0.77
Forfeited	(64,999)	$3.98
Options outstanding at March 31, 2022	14,526,928	$2.06
Options exercisable at March 31, 2022	12,185,463	$1.79
2021 Share Option Plan
On March 31, 2021, the Board approved the 2021 Plan. The purpose of the 2021 Plan is to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible service providers and shareholders.
As of March 31, 2022, there were 14,969,261 shares authorized for issuance under the Plan, of which 9,783,953 shares were available for grant.
The following table summarizes the stock option activity related to the 2021 Plan:

	Number of Options Outstanding	Average Exercise Price Per Share

Options outstanding at December 31, 2021	1,013,480	$15.84
Granted	—	$—
Exercised	—	$—
Forfeited	—	$—
Options outstanding at March 31, 2022	1,013,480	$15.84
Options exercisable at March 31, 2022	152,902	$15.84
Restricted Stock Units
In 2021, the Company granted restricted RSUs to employees. Each award will vest based on continued service which is generally over a four-year period. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The fair value of RSUs was estimated on the date of grant based on the fair value of the Company’s ordinary shares.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Employee RSUs activity for the year ended March 31, 2022 was as follows:

	Number of RSUs Outstanding	Weighted Average Grant Date Fair Value

Outstanding at December 31, 2021	4,154,508	$6.71
Granted	488,702	$4.08
Vested	(447,428)	$7.03
Forfeited	(23,954)	$7.07
Outstanding at March 31, 2022	4,171,828	$6.36
2021 Employee Stock Purchase Plan
On October 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the "ESPP"), which became effective on December 1, 2021. The ESPP is more fully described in Note 12 of the "Notes to Consolidated Financial Statements" to its Annual Report on Form 10-K for the year ended December 31, 2021.
As of March 31, 2022, 1,526,239 shares were available for issuance under the ESPP. The initial offering period for the ESPP is one year, commencing on December 1, 2021 and ending on November 30, 2022. As of the March 31, 2022, no shares of the Company's ordinary shares have been purchased or distributed pursuant to the ESPP.
Stock-based compensation expense
The following table summarizes our stock-based compensation expense for all equity arrangements and is included in the condensed consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
Cost of revenue	$508	$268
Research and development	2,672	1,048
Selling, general and administrative	849	409
Total stock-based compensation expense	$4,029	$1,725
As of March 31, 2022, there was approximately of $38.1 million of total unrecognized stock based compensation expenses related to our equity awards, which is expected to be recognized over a weighted average period of 1.4 years.
Performance Options
In 2019, the Company granted performance-based options to certain individuals with conditions that include specific sales and fundraising targets. For the three months ended March 31, 2022 and 2021, we recognized a total expense of $0.1 million and $0.1 million in relation to the performance-based options. As of March 31, 2022 and December 31, 2021, there were approximately $0.8 million and $0.9 million of unrecognized stock-based compensation expense related to the performance-based options. As of March 31, 2022, no additional performance-based awards were granted.
Warrants
In connection with the Business Combination on August 11, 2021, all outstanding warrants of Legacy Rockley were exercised on a cashless basis and converted into the right to receive 1.8 million ordinary shares of the Company, with a fair value of $18.1 million.

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

13.Leases
The weighted average remaining lease term was 1 year for operating leases as of March 31, 2022. The weighted average discount rate was 6.0% for operating leases as of March 31, 2022.
The components of operating lease cost for the three months ended March 31, 2022 and 2021, were as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
Operating Lease Cost:
Fixed lease cost	$390	$213
Variable lease cost	65	137
Total operating lease cost	$455	$350
The supplemental cash flow information related to our operating leases is as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
Supplemental Cash Flow Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$334	$233
Operating cash flows for finance leases	$—	$—
Financing cash flows for finance leases	$—	$—
Right-of-use assets obtained in exchange of lease obligations:
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$2,187
There are no finance lease liabilities as of March 31, 2022. Maturities of operating lease liabilities as of March 31, 2022, are as follows (in thousands):

Operating Leases
2022 (for the remaining period)	$1,252
2023	1,394
2024	914
2025	818
2026	842
Thereafter	186
Total lease obligation	$5,406
Less: Imputed interest	(606)
Total lease liabilities	$4,800
Less: Current lease liabilities	(1,439)
Total non-current lease liabilities	$3,361
14.Commitments and Contingencies
Legal Contingencies
From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. We apply accounting for contingencies to determine when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, we disclose contingencies deemed to be reasonably possible and accrue loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable. Although the ultimate aggregate amount of monetary liability or financial impact with respect to these matters

ROCKLEY PHOTONICS HOLDINGS LIMITED
Notes to Condensed Consolidated Financial Statements
(Unaudited)

is subject to many uncertainties and is therefore not predictable with assurance, management believes that as of March 31, 2022 there is no litigation pending that could have, individually and in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.
Financial Commitments
In the ordinary course of business, we make commitments to third-party suppliers for various research and development activities. As of March 31, 2022 and December 31, 2021, we had $13.7 million and $13.6 million, respectively, in contractual obligations for which we have not yet received the services.
15.Defined Contribution Plan
We have defined contribution plans, under which we contribute based on a percentage of the employees’ elected contributions. We will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized within selling, general and administrative expenses and research and development in the condensed consolidated statements of operations and comprehensive loss. Defined contributions were $0.2 million and $0.2 million for the three months ended March 31, 2022 and 2021, respectively.
16. Supplemental Cash Flow Information
Non-cash operating, investing, and financing activities, and supplemental cash flow information are as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
Supplemental Cash Flow Information:
Cash payments for:
Interest paid	$183	$121
Income tax paid	$1	$100

Non-cash Operating Activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$2,187
	$—	$2,187

Non-cash Investing Activities:
Unpaid property and equipment received	$383	$797
Unpaid balance related to the Asset Acquisition	$—	$500
Unrealized loss on available-for-sale marketable securities	$291	$—
	$674	$1,297
Non-cash Financing Activities:
Unpaid deferred transaction costs	349	4,722
	$349	$4,722
17.Subsequent Event
On May 12, 2022, the Company issued secured convertible notes and warrants to certain investors in the aggregate principal amount of $81.5 million. The notes mature in 2026 and bear interest at a rate of 9.5% per annum if paid in cash or, subject to the satisfaction of certain conditions, at a rate of 12.0% per annum payable at a rate of 5.75% per annum in cash and 6.25% per annum through the issuance of additional Notes, which will also bear interest.

Item 2.Management's Discussion and Analysis of Financial Condition and Results of Operation
The following discussion and analysis of our financial condition and results of operations should be read together with the Company's condensed consolidated financial statements and related notes included in Part I, Item 1 of this Quarterly Report on Form 10-Q and our audited annual consolidated financial statements as of and for the year ended December 31, 2021 and the related notes thereto, contained in our Annual Report on Form 10-K.
Unless the context otherwise requires, references in these notes to "Rockley", the “Company”,"we", "us", or "our" and any related terms are intended to mean the post-Business Combination consolidated company, Rockley Photonics Holdings Limited, while "Legacy Rockley" and "SC Health" refers to the entities prior to the Business Combination.
Overview
We have developed a unique sensing platform that we believe can reshape the wellness and healthcare industries through multiple applications in non-invasive, multi-modal biomarker monitoring. We believe products based on our technology platform could have the potential to unlock and accelerate advancements in areas such as early disease detection, nutrition management, and preventative healthcare delivery through continuous health and wellness monitoring.
To date, we have been engaged in developing customer-specific designs of our silicon photonics chipsets for incorporation into our customers’ end products. Accordingly, all of our products are presently in the development stage and we do not currently have any of our own end products in commercial production and have not yet shipped any products commercially. Our unique sensing platform has been built upon our silicon photonics technology, which enables compelling sensor performance, power, resolution, and density. This technology has the potential to allow monitoring devices, currently the size of clinical machines, to be condensed to the size of a wearable device. We believe this in turn has the potential to unlock additional uses in consumer electronics and medical devices. The resulting combination of technologies and manufacturing know-how is the “full-stack Rockley Platform” which is made up of photonic integrated circuits (“PICs”) in silicon with integrated III-V devices (devices incorporating certain conductor elements that offer superior electronic properties, such as lasers), ASICs, photonic and electronic co-packaging, together with biosensing algorithms and AI cloud analytics, firmware/software, system architecture, and hardware design.
As testament to the relevance of our product development, we have captured the attention of several consumer electronics companies and, as of the date of this Quarterly Report on Form 10-Q, we have established strategic relationships with six of the world’s largest manufacturers of smart watches and wristbands (based on volume as reported by IDC). We plan to leverage this attention to develop new capabilities in consumer wearables in the near term, and to expand over time into medical devices and other industry applications.
Our vision is to address many pressing healthcare concerns using our technology and we believe that there exists a large market opportunity for our platform. We estimate the consumer wearable, mobile device, and medical device markets to be over $50 billion by 2025, based on data sourced from the Yole Report, the IDtexEx Report, and the TrendForce Report. Further, our internal forecasts for smartphones, smart watches, and smart earbuds through 2025 (based on customer data), also suggests these markets are rapidly expanding as healthcare and consumer wearable devices continue to incorporate additional sensing capabilities. Our target biomarkers for consumer healthcare include lactate, alcohol, glucose (indicator), carbon monoxide, blood pressure, blood oxygen, and core body temperature, among others. Our high-performance lasers have up to 1,000,000 times higher resolution, 1,000 times higher accuracy and 100 times broader range in wavelengths compared with existing LED offerings in wearable solutions (based on product analysis undertaken by Rockley comparing the Rockley silicon photonics-based spectrometer chip to existing solutions). In addition, as opposed to LED-based solutions, our lasers can be turned on more intermittently, and we employ dynamic adaptive power control to optimize laser on-time and overall power consumption for each different biomarker measurement, thus our solution will be more power efficient than existing solutions.
We believe our platform will also be able to address existing applications in consumer wearable devices with significantly higher resolution, accuracy, and range. Further, we believe there are multiple additional markets and concrete opportunities for our technology platform in areas such as data center connectivity (optical transceivers), machine vision (robotic and automotive LiDAR), and compute connectivity (co-packaged optics, or CPO).
Following the completion of our product development phase and introduction of our spectra-sense chipsets to the wearable devices market, we expect the majority of our revenue to be derived from sales of high-volume consumer wearable products. In addition, we plan to offer advanced module applications with biomarker detection capabilities for advanced health metrics that can detect, classify, and potentially prevent disease. We also expect to offer a cloud analytics platform to provide a full range of subscription services, including the deployment of our technology through a subscription and cloud-based software as a service.

To date, we have generated revenue primarily from non-recurring engineering ("NRE") and development services for customer-specific designs of silicon photonics chipsets for incorporation into their customers’ end products and we have financed our operations primarily through the issuance of convertible loan notes, as well as private placements of ordinary shares. From the date of our formation through March 31, 2022 we have raised aggregate gross proceeds of approximately $290.0 million from the issuance of convertible loan notes and ordinary shares. For the three months ended March 31, 2022, we incurred a net loss of $41.8 million and utilized $38.8 million in cash to fund our operations.
We expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:
•continue to invest in our technology and our silicon photonics solutions;
•continue to develop innovative solutions and applications for our technology;
•commercialize our silicon photonics solutions;
•continue to invest in our sales and marketing activities and distribution channels;
•invest and improve our operational, financial, and management information systems;
•increase our headcount;
•obtain, maintain and expand our intellectual property portfolio; and
•enhance internal functions to support our operations as a public company.
Impact of COVID-19
The COVID-19 pandemic recently reached the two-year mark and our priority continues to be the health and safety of our employees. The overall recovery from the COVID-19 pandemic has been uneven and has presented many challenges and risks from general economic uncertainty, changes in consumer demand, disruption of supply chains and challenges with hiring, labor and supply cost inflation. However, as we implemented our phased return to office plan starting in July 2021, we were able to provide greater levels of work flexibility to employees and maintain health and safety standards for employees meeting all regulatory requirements.
We continually evaluate the nature and extent of changes to the market and economic conditions related to the COVID-19 pandemic and assess the potential impact on our business and financial position. Despite the emergence of vaccines and vaccine boosters, less virulent strains of COVID-19 such as the Omicron variant, and reduced positivity rates, the end of the COVID-19 pandemic is still uncertain. As such, we expect that the pandemic may continue to have an effect on our results, although the magnitude, duration, and full effects of the pandemic on our future results of operations or cash flows remain difficult to predict at this time.
For further discussion of the risks posed to our business from the COVID-19 pandemic, refer to Item 1A of our Form 10-K for the year ended December 31, 2021.
Key Factors Affecting Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed in Item 1A of our Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 10, 2022.

Results of Operations for the Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021
The following table sets forth our historical operating results for the periods indicated (in thousands):

	Three Months Ended March 31,
	2022	2021
Revenue	$962	$1,771
Cost of revenue	3,395	3,734
Gross profit	(2,433)	(1,963)
Operating expenses:
Selling, general, and administrative expenses	10,938	7,305
Research and development expenses	24,802	15,980
Total operating expenses	35,740	23,285
Loss from operations	(38,173)	(25,248)
Other income (expense):
Other expense	(14)	—
Interest expense, net	(2,653)	(147)
Gain (loss) on equity method investment	207	(163)
Change in fair value of debt instruments	—	(39,653)
Change in fair value of warrant liabilities	211	—
(Loss) gain on foreign currency	(1,228)	534
Total other expense	(3,477)	(39,429)
Loss before income taxes	(41,650)	(64,677)
Provision for income tax	131	100
Net loss	$(41,781)	$(64,777)
Discussion and Analysis of Results of Operations
Revenue (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Revenue	$962	$1,771	$(809)	(46)%
Revenue decreased by $0.8 million, or 46%, to $1.0 million for the three months ended March 31, 2022 from $1.8 million for the three months ended March 31, 2021. This decrease is primarily driven by an ongoing backlog of project deliverables in March 31, 2022 when compared to March 31, 2021 where we completed and delivered on project milestones for our significant customers.
To date, we have primarily generated revenue from development services, which entail developing customer-specific designs of silicon photonics chipsets. Our contracts with customers include specific achievement of agreed-upon projects and a substantive acceptance criteria for each agreed-upon project. In the event an agreed-upon project is successful and the customer provides acceptance, we allocate the contract consideration related to the performance obligations that are satisfied during the period and recognize the revenue at that point in time.

Cost of Revenue and Gross Profit (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Cost of revenue	$3,395	$3,734	$(339)	(9)%
Gross Profit	(2,433)	(1,963)	(470)	24%
Gross Margin	(253)%	(111)%	NM	NM

NM – Not meaningful
Cost of revenue decreased by $0.3 million, or 9%, to $3.4 million for the three months ended March 31, 2022 from $3.7 million for the three months ended March 31, 2021. This decrease in cost of revenue was primarily driven by a decrease of $0.2 million in human capital due to the allocation of headcount into products that are considered part of research and development activities. Gross profit decreased by $0.5 million, or 24% to $2.4 million for the three months ended March 31, 2022 from $(2.0) million for the three months ended March 31, 2021. The decrease in gross profit was primarily driven by an overall decrease in revenue for the three months ended March 31, 2022.
Our gross margin has fluctuated and may fluctuate from period to period based on a number of factors, including the timing of completion of project milestones with each project requiring differing levels of time and costs. The projects we undertake are determined by our customer commitments and our long-term strategy goals.
To date, our cost of revenue has included cost related to our development services, which include cost of materials, cost associated with packaging and assembly, testing and shipping, cost of talent, including stock-based compensation, and equipment associated with manufacturing support, logistics, and quality assurance, overhead, and occupancy costs. Once we commence commercial production of our silicon photonics chipsets, cost of revenues will include direct parts, material, and labor costs, manufacturing overhead, including amortized tooling costs, shipping and logistics costs, and reserves for estimated warranty expenses.
Gross profit is calculated based on the difference between our revenue and cost of revenue. Gross margin is the percentage obtained by dividing gross profit by our revenue. As we approach commercial production of spectra-sense chipsets, advanced module applications, and Rockley Photonics Cloud Analytics technology, we expect our gross profit and gross margin to vary.
Selling, General and Administrative Expenses (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Selling, general, and administrative expenses	$10,938	$7,305	$3,633	50%
Selling, general and administrative expenses increased by $3.6 million, or 50%, to $10.9 million for the three months ended March 31, 2022 from $7.3 million for the three months ended March 31, 2021. The increase was primarily due to general corporate growth, of which $1.8 million was due to increase of insurance expense, $1.7 million and $0.4 million were due to increased human capital and stock-based compensation costs, respectively.
Selling, general, and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing, and human resources; depreciation expense and rent relating to facilities; travel costs; professional fees; and other general corporate costs. Human capital expenses primarily include salaries, benefits, bonuses, and stock-based compensation. We expect our selling, general and administrative expense to increase in absolute dollars for the foreseeable future as we increase our headcount to support the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional general and director and officer insurance expenses, investor relations activities, and other administrative and professional services.

Research and Development Expenses (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Research and development expenses	$24,802	$15,980	$8,822	55%
Research and development expenses increased by $8.8 million, or 55%, to $24.8 million for the three months ended March 31, 2022 from $16.0 million for the three months ended March 31, 2021. The increase was primarily attributable to growth of $0.5 million from engineering, fab partners, and engineering research and development headcount. This also led to an increase in human capital and stock-based compensation expenses of $5.0 million and $1.9 million, respectively. In addition, the increase is also driven by $1.0 million in research and development tax credits and grants compared to the prior period due to higher claims for our research and development activities in 2022.
Research and development expense consists primarily of talent costs for engineers and third parties engaged in the design and development of products, software, and technologies, including salary, bonus, and stock-based compensation expense, project material costs, services, and depreciation of our research and development facilities and equipment. We expense research and development costs as they are incurred. Research and development expense also includes the research and development tax credits that we are able to claim in accordance with the relevant U.K. tax legislation. These tax credits are payable to us in cash and are carried on the consolidated balance sheets at the amount claimed and expected to be received from the U.K. government within the next 12 months. We expect research and development expense to increase in absolute dollars as we continue to invest in the development of our products and technology.
Other income, net (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Other income, net	$(14)	$—	$(14)	100%
Other income, net for the three months ended March 31, 2022 includes a loss we realized on the sale of available-for-sale debt securities during the period.
Other income consists of miscellaneous non-operating items, such as realized gain/(losses) on investments, forgiveness of debt and related accrued interest.
Interest Expense, net (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Interest expense, net	$(2,653)	$(147)	$(2,506)	1,705%
The change in interest expense, net by $2.5 million or 1,705%, for the three months ended March 31, 2022 and 2021, was primarily due to the interest expense recorded for the 2020 Term Facility Loan using the effective interest rate method.
Interest income consists primarily of interest received or earned on our cash, cash equivalents, and investment balances held in interest-bearing deposit accounts. Interest expense consists of interest paid on our Term Facility Loan and capital lease obligations.
Gain/(Loss) on Equity Method Investment (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Equity method investment loss	$207	$(163)	$370	(227)%
Change in equity method investment captures our share of gains/(losses) of the investment in HRT according to our percentage of ownership.

Equity method investments consist of entities over which we have significant influence but not control or joint control. Under the equity method of accounting, all of our investments are initially recognized at cost and adjusted thereafter to recognize our share of the post-acquisition profits or losses of the investee in our consolidated statements of operations.
Change in Fair Value of Debt Instruments (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Change in fair value of debt instruments	$—	$(39,653)	$39,653	(100)%
Change in fair value of debt instruments captures losses from a change in fair value estimates using discounted cash flow and binomial lattice methodologies that are based upon a set of valuation assumptions. As of March 31, 2022, there were no debt instruments requiring fair value adjustments. All convertible debt instruments previously held by the Company were converted to ordinary shares in the Company as part of the Business Combination, completed in August 2021.
Change in Fair Value of Warrant Liabilities (in thousands, except for percentages)

	Three months ended March 31,		Change
	2022	2021	$	%
Change in fair value of warrants	$211	$—	$211	100%
Change in fair value of warrant liabilities captures activity from a change in fair value estimates based upon a set of valuation assumptions. The Private Placement Warrants were assumed from SC Health and recorded as part of the Business Combination and therefore there was no prior year balance.
Gain (Loss) on Foreign Currency (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Gain/(loss) on foreign currency	$(1,228)	$534	$(1,762)	(330)%
Change in gain (loss) on foreign currency captures activity from the impact of foreign currency exchange rates as a result of the translation of foreign functional currencies into our reporting currency and the re-measurement of foreign currency transactions and balances. During the three months ended March 31, 2022 and 2021, most of our balances are held in the reporting currency, which decrease the impact of foreign currency fluctuations on the results of our operations.
We have significant international operations that are denominated in foreign currencies, primarily the British Pound and Euro, subjecting us to foreign currency exchange risk that may adversely impact our financial results. We calculate the year-over-year impact of foreign currency movement on our business using foreign currency exchange rates that are applied to transactional currency amounts.
Provision for Income Tax (in thousands, except for percentages)

	Three Months Ended March 31,		Change
	2022	2021	$	%
Provision for income tax	$131	$100	$31	31%
Change in provision for income tax expense for the three months ended March 31, 2022 is due to an overall increase in expenditures. The effective income tax rate was less than 1.0% for the three months ended March 31, 2022 and 2021. Our effective tax rate differs from the U.S. statutory rate primarily due to a substantially full valuation allowance against our net deferred tax assets where it is more likely than not that some or all of the deferred tax assets will not be realized. The income tax expenses shown above are primarily related to corporate income taxes in the United States, which operates on a cost-plus arrangement and minimum filing fees in the foreign jurisdictions where we have operations.
We are subject to income taxes in the United Kingdom, the United States, Finland, Ireland, and Switzerland. Our income tax provision consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. Due to cumulative losses, we maintain a valuation allowance against our U.S. federal and foreign deferred tax assets.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively and in context, may be helpful to investors in assessing our operating performance and trends and in comparing our financial measures with those of comparable companies which may present similar non-GAAP financial measures.
Limitations of Non-GAAP Measures
These non-GAAP financial measures are not prepared in accordance with GAAP, are supplemental in nature, and are not intended, and should not be construed, as the sole measure of our performance, and should not be considered in isolation from or as a substitute for comparable financial measures prepared in accordance with GAAP. There are a number of limitations related to EBITDA and Adjusted EBITDA, including the following:
•EBITDA and Adjusted EBITDA exclude certain recurring, non-cash charges, such as depreciation of property and equipment and/or amortization of intangible assets. While these are non-cash charges, we may need to replace the assets being depreciated and amortized in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect cash requirements for these replacements or new capital expenditure requirements;
•EBITDA and Adjusted EBITDA do not reflect interest expense, net, which may constitute a significant recurring expense in the future;
•Adjusted EBITDA excludes stock-based compensation, which may constitute a significant recurring expense in the future, as equity awards are expected to continue to be an important component of our compensation strategy; and
•Future expenses may be similar to the non-recurring special items that are excluded from Adjusted EBITDA.
Because of these limitations, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.
EBITDA and Adjusted EBITDA
We define “EBITDA” as net loss before interest expense, net, income tax expense, and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA adjusted for stock-based compensation, non-capitalized transaction costs, and other non-recurring special items determined by management that are not considered representative of our underlying operating performance. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA or Adjusted EBITDA in the same fashion.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of our net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

Reconciliation
The following table reconciles our net loss (the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA) to EBITDA and Adjusted EBITDA for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Net Loss	$(41,781)	$(64,777)
Interest expense, net	2,653	147
Provision for income tax	131	100
Depreciation and amortization	1,504	930
EBITDA	(37,493)	(63,600)
Non-capitalized transaction costs*	—	961
Stock-based compensation	4,029	1,725
Change in equity-method investment	(334)	(113)
Change in fair value of debt instruments	—	39,653
Change in fair value of warrants	(211)	—
Adjusted EBITDA	$(34,009)	$(21,374)

* Non-capitalized transaction costs include non-recurring expense related to the issuance of convertible loan notes in 2021 and the Business Combination.
Liquidity and Capital Resources
Due to our history of recurring losses from operations, negative cash flows from operations, and a significant accumulated deficit, management concluded that there is substantial doubt about the Company’s ability to continue as a going concern. In addition, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2021 as to the substantial doubt about our ability to continue as a going concern. Since inception, legacy Rockley has financed its operations primarily through the issuance and sale of convertible loan notes, ordinary shares and agreed-upon projects. As of March 31, 2022 and December 31, 2021, the cash, cash equivalents and investments balance was $36.4 million and $81.4 million, respectively.
Liquidity Requirements
In October 2021, the Company entered into an equity line of credit arrangement (“ELOC”) with Lincoln Park Capital Fund, LLC, an Illinois limited liability company ("LPCF"). The ELOC is a private placement with registration rights, providing LPCF the ability to purchase up to 7.8 million of the Company's ordinary shares for $50.0 million over 24 months. Proceeds from the sale of shares will go towards the Company to be used for working capital.
Management continues to explore a range of options to further address the Company’s capitalization and liquidity. If we raise funds by issuing debt securities or incurring loans, this form of financing would have rights, preferences, and privileges senior to those of holders of our Ordinary Shares. The availability and the terms under which we can borrow additional capital could be disadvantageous, and the terms of debt securities or borrowings could impose significant restrictions on our operations. Macroeconomic conditions and credit markets could also impact the availability and cost of potential future debt financing. If we raise capital through the issuance of additional equity, such sales and issuance would dilute the ownership interests of the existing holders of the Company’s Ordinary Shares. There can be no assurances that any additional debt or equity financing would be available to us or if available, that such financing would be on favorable terms to us.
As of the date of this quarterly report on Form 10-Q, our anticipated cash needs are required to fund the execution of our business strategy, including (1) investing in research and developments activities, including completion and commercialization of our wearables, smart phone and point-of-care technologies, (2) investing in backend processing, intellectual property protection, quality control and process, (3) expanding sales and marketing activities, and (4) pursuing strategic partnerships. However, our anticipated cash needs could vary materially as a result of a number of factors, including:
•Timing and the costs involved in bringing our products to market;
•Anticipated customer contracts and design wins may not materialize;

•Delay in launching our products due to technical challenges from our customers or our product development team;
•Pricing and the volume of sales of our products may be different from our forecast;
•Execution delays due to resources constraints;
•Assisting our fab partners with expansion of production capacity;
•The cost of maintaining, expanding and protecting our intellectual property portfolio, including litigation costs and liabilities;
•The cost of additional general and administrative talent, including accounting and finance, legal and human resources, as a result of becoming a public company;
•Rockley’s additional investment requirement needed for HRT to be self-sufficient; and
•Other risks discussed in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021.
If adequate funds are not available, we will need to curb our expansion plans or limit our research and development activities, which would have a material adverse impact on our business prospects and results of operations.
Historical Cash Flows
For the Three Months Ended March 31, 2022 and 2021 (in thousands)

	Three Months Ended March 31,
	2022	2021
Net cash used in operating activities	$(38,793)	$(24,899)
Net cash provided by (used in) investing activities	18,893	(713)
Net cash (used in) provided by financing activities	(5,023)	75,983
Net (decrease) increase in cash and cash equivalents	$(24,923)	$50,371
Cash Flows from Operating Activities
During the three months ended March 31, 2022, net cash used in operating activities was $38.8 million, primarily consisting of net losses of $41.8 million, adjusted by non-cash depreciation and amortization of $1.5 million, reversal of bad debt expense of $0.1 million, stock-based compensation of $4.0 million, change in equity-method investment of $0.3 million, and changes in fair value of warrants of $0.2 million. Changes in assets and liabilities for the three months ended March 31, 2022 included the following: increases in other receivables and accrued expenses, offset by decreases in accounts receivable, prepaid expenses, other current assets and trade payables.
During the three months ended March 31, 2021, net cash used in operating activities was $24.9 million, primarily consisting of net losses of $64.8 million, adjusted by non-cash depreciation and amortization of $0.9 million, bad debt expense of $0.4 million, stock-based compensation of $1.7 million, change in equity-method investment of $0.1 million, and changes in fair value of debt instruments of $39.7 million. Changes in assets and liabilities for the three months ended March 31, 2021 included the following: increases in other receivables, prepaid expenses, trade payables and accrued expenses, offset by decreases in accounts receivable and other current assets.
Cash Flows from Investing Activities
Net cash provided by investing activities was $18.9 million for the three months ended March 31, 2022, primarily related to the proceeds received from the sale of marketable securities of $19.9 million and from the purchases of property and equipment to be used in the ordinary course of business. Net cash used in investing activities was $0.7 million for the three months ended March 31, 2021, primarily related to purchases of property and equipment to be used in the ordinary course of business.

Cash Flows from Financing Activities
Net cash used in financing activities was $5.0 million for the three months ended March 31, 2022, primarily related to the principal payments we have made on the 2020 Term Facility Loan. Net cash provided by financing activities was $76.0 million for the three months ended March 31, 2021, primarily consisting of proceeds received for convertible loan notes.

Contractual Obligations and Commitments
Purchase obligations include commitments to third-party suppliers for various research and development activities. As of March 31, 2022, we had $13.7 million in contractual obligations for which we have not yet received services.
Off-Balance Sheet Arrangements
Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Recent Accounting Pronouncements
Please refer to Note 1 of our condensed consolidated financial statements included elsewhere in this quarterly report on Form 10-Q for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.
Critical Accounting Policies and Estimates
Our financial statements have been prepared in accordance with GAAP as set forth in the Financial Accounting Standards Board’s Accounting Standards Codification, and we consider the various staff accounting bulletins and other applicable guidance issued by the SEC. The preparation of our condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.
There have been no substantial changes to these estimates, or the policies related during the three months ended March 31, 2022. For a full discussion of these estimates and policies is fully described in "Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 10, 2022.
Item 3.Quantitative and Qualitative Disclosures about Market Risk
The Company is a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and is not required to provide this item.
Item 4.Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer and principal accounting officer), as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures under the Exchange Act as of March 31, 2021. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and internal control over financial reporting were effective at the reasonable level.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls
The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including Rockley’s, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

PART II
Item 1.Legal Proceedings
We are not currently subject to any material legal proceedings, nor, to our knowledge, any material legal proceeding threatened against us or any of our officers or directors in their capacity as such.
Item 1A.Risk Factors
The Company’s business, reputation, results of operations and financial condition, as well as the price of the Company’s ordinary shares, can be affected by a number of factors, whether currently known or unknown, including those described in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021 ("2021 Form 10-K") under the heading “Risk Factors.” When any one or more of these risks materialize from time to time, the Company’s business, reputation, results of operations and financial condition, as well as the price of the Company’s ordinary shares, could be materially and adversely affected. There have been no material changes to the Company’s risk factors since the 2021 Form 10-K.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures

Not Applicable.
Item 5. Other Information
None.

Item 6.Exhibits

Exhibit Number	Description
2.1	Business Combination Agreement and Plan of Merger, dated as of March 19, 2021, by and among SC Health Corporation, Rockley Photonics Limited, Rockley Photonics Holdings Limited and Rockley Mergersub Limited (incorporated by reference from Annex A contained in the Registration Statement on Form S-4 (File No. 333-255109)).
3.1	Second Amended and Restated Memorandum and Articles of Association of Rockley Photonics Holdings Limited. (incorporated by reference from Exhibit 3.1 to the Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2021).
4.1	Form of Specimen Ordinary Share Certificate of Rockley Photonics Holdings Limited (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-4 (File No. 333-255109)).
4.2	Form of Specimen Warrant Certificate of Rockley Photonics Holdings Limited (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-4 (File No. 333-255109)).
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1#	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (embedded within the Inline XBRL document).
 __________________

#
In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34 - 47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that the Company specifically incorporates it by reference.

*	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	May 12, 2022		/s/ Dr. Andrew Rickman, OBE
		Name:	Dr. Andrew Rickman, OBE
		Title	Chief Executive Officer
(Principal Executive Officer)

Date:	May 12, 2022		/s/ Mr. Mahesh Karanth
		Name:	Mr. Mahesh Karanth
		Title	Chief Financial Officer
(Principal Financial and Accounting Officer)